Exhibit 99.1

FOR IMMEDIATE RELEASE

Bank of Montreal to Issue $1.5 Billion of 3.979% Subordinated Indebtedness, due 2021

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES/

TORONTO, March 2, 2011 – Bank of Montreal (TSX, NYSE: BMO) today announced that it intends to issue subordinated indebtedness under its Canadian Medium Term Note Program. The issue, the Series G Medium Term Notes, First Tranche, is a $1.5 billion public offering due 2021. Interest on this issue is payable semi-annually at a fixed rate of 3.979% until July 8, 2016, and at a floating rate equal to the rate on 3 month CDOR plus 1.09% (paid quarterly) thereafter to maturity.

Bank of Montreal may, at its option, with the prior approval of the Office of the Superintendent of Financial Institutions Canada, redeem the subordinated indebtedness, in whole or in part, on not less than 30 days and not more than 60 days notice to registered holders, at any time or from time to time on or after July 8, 2016 at par together with accrued and unpaid interest to but excluding the date fixed for redemption.

The net proceeds of the offering, which is expected to close on March 9, 2011, will be used for general corporate purposes of Bank of Montreal.

BMO Capital Markets is the lead agent on the issue.

The Series G Medium Term Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such Series G Medium Term Notes in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Viki Lazaris, Toronto, viki.lazaris@bmo.com (416) 867-6656

Terry Glofcheskie, Toronto, terry.glofcheskie@bmo.com (416) 867-5452

Internet: www.bmo.com